UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Sendas Distribuidora S.A. (“Company” and “Shareholders”, respectively) are called to attend the Annual and Extraordinary Shareholders’ Meeting (“AEGM”), to be held exclusively digitally on April 25, 2025, at 11 a.m., pursuant to Article 5, §2, Item I and Article 28, §§2 and 3 of Brazilian Securities Commission (CVM) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), through the Ten Meetings Digital Platform (“Digital Platform”), in order to deliberate on the following matters on the Agenda:

At the Shareholders’ Annual General Meeting:

I.             Examination, discussion and voting on the Company’s Financial Statements containing the Explanatory Notes, accompanied by the Management Report and the respective Management Accounts, the Independent Auditors’ Report and Opinion, the Fiscal Council’s Opinion and the Summary Annual Report and Opinion of the Statutory Audit Committee, for the fiscal year ending December 31, 2024;

II.           Allocation of net income for the fiscal year ending December 31, 2024;

III.         Setting the number of members of the Company's Board of Directors for the next term of office;

IV.         Election of the members of the Company’s Board of Directors;

V.           Election of the Chairman and Vice-Chairman of the Company’s Board of Directors, pursuant to article 8, Item III of the Company’s Bylaws; and

VI.         Setting the annual global limit to the Company’s management compensation for the fiscal year ending December 31, 2025.

At the Shareholders’ Extraordinary General Meeting:

I.             Amendment of Article 40, main section, and paragraphs 4th and subsequent, in order to complement the provisions relating to public offerings in the event of reaching a relevant shareholding (poison pill) and its exceptions;

II.           Amendment of the Company's Bylaws, according to the Management’s Proposal, to: (a) include complementary activities in the Company's corporate purpose, related to the agency and intermediation of communication services, advertising in general and publicity, the sale and lease of machinery and other equipment related to collections, payments or receipts in general, the generation of electricity for own consumption or commercialization, canteens, bakeries and patisseries, and the sale of meat, dairy products, and cold cuts, as well as provisions aligned with the best governance practices regarding the Company's activities; (b) update the Company's capital stock provided for in Article 4, to reflect the capital increases approved at the Board of Directors’ meetings held on October 30, November 18, and December 8, 2023, August 8, November 7, and December 11, 2024 and March 18, 2025; (c) include an exception of the Shareholders’ Meeting attributions regarding the approval of transactions with related parties; (d) amend the maximum number of directors to seven (7), the minimum number of independent directors to 1/3, and the majority as external for the Board of Directors; (e) include additional requirements for the election of members of the Board of Directors, in accordance with the law, and to amend its powers; (f) amend the requirement for the election of Officers, in accordance with the law, and the designation of the position of the Officers; (g) provide for the adherence of the Company's Audit Committee to CVM Resolution No. 23, of February 25, 2021; (h) amend the provisions regarding the preparation of balance sheets and financial statements for the declaration of interim, intercalary dividends and interest on equity; (i) amend the statute of limitations for unreceived or unclaimed dividends, in accordance with the law, and the payment period for declared interest on equity; and (j) improve the Company's corporate governance; and

III.         Consolidation of the Company's Bylaws as a result of the amendments resolved in items I and II above, if approved.

General Information

The Company will admit Shareholders’ participation through:

•	voting through electronic system during the AEGM; or
•	remittance of a remote voting instrument ("Remote Voting Instrument"), available on the Company’s Investors’ Relations website (https://ri.assai.com.br) and on the websites of the Brazilian Securities Commission ("CVM") (www.gov.br/cvm) and B3 S.A. - Brasil, Bolsa, Balcão ("B3") (www.b3.com.br), which may be forwarded by their respective custody agents (if they provide such service); by BTG Pactual Serviços Financeiros S.A. DTVM, the Company’s bookkeeping agent ("Bookkeeping Agent"); by the central depositary in which the Company's shares are deposited; or directly to the Company (exclusively by the Digital Platform, as indicated below
•	sending a Remote Voting Instrument which is available on the Company’s Investor Relations website (https://ri.assai.com.br) and on the websites of the Securities and Exchange Commission (“CVM”) (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and may be forwarded through their respective custody agents (if they provide this type of service), from BTG Pactual Serviços Financeiros S.A. DTVM, which is the Company's bookkeeping agent (“Bookkeeping Agent”), of the central depository in which the Company's shares are deposited, or directly to the Company (exclusively by the Digital Platform), as indicated below.

In accordance with Article 5, §4 of CVM Resolution 81, the Company clarifies that the AEGM will be held exclusively in a digital format, as this has been the practice adopted by the Company to encourage shareholder participation in meetings held in recent years. It is important to highlight that these meetings have had a significant quorum of shareholders participation.

Attending the AEGM through the Digital Platform:

Shareholders who wish to participate in the AEGM through the Digital Platform, in accordance with the procedures described in the Management Proposal and Attendance Manual, dated March 25, 2025, for the AEGM by the Company (“Management Proposal and Attendance Manual”), must access the address: https://assembleia.ten.com.br/65991956, until April 23, 2025 according to the deadline set out in Article 6, §3, of CVM Resolution No. 81, complete their enrollment and attach copies of the following documents:

Documents	Natural Person	Legal Person	Investment Fund
Taxpayers’ ID (CPF) and photo ID of the Shareholder or the legal representative (1)	X	X	X
Taxpayers’ ID (CPF) and photo ID of the Shareholder or the legal representative (2)		X	X
Proper document evidencing the grant of powers, including representation powers, if applicable (3)	X	X	X
Restated and updated by-laws of the fund			X

(1) Identity documents accepted: ID, RNE or RNM, CNH, passport and officially recognized professional registration card;

(2) For investment funds, documents from the manager and/or administrator, with due regard to the voting policy of the fund and corporate documents evidencing the representation powers.

(3) In case of representation by proxy

After the review of the documents by the Company, the Shareholder will receive an email at the electronic address used for the registration with confirmation of the approval or justified rejection of the registration and, if applicable, with guidelines on how to regularize the registration on the Digital Platform. Once the registration is approved, the functionality to include voting guidance will also be enabled, which can be done up to 2 (two) hours before the AEGM takes place, that is, until 9 am on April 25, 2025.

Guidelines on accessing the Digital Platform will be sent in due course to each Shareholder or attorney-in-fact along with confirmation of individual registration for access to the Digital Platform.

In case of approval of participation registration, in order to accelerate the work of the AEGM, the Company requests Shareholders who are going to participate in the AEGM through the Digital Platform (and who have not sent the Remote Voting Instrument) to also register in advance your voting guidance on the Digital Platform. We emphasize that the registration of voting guidance does not exempt the Shareholder from participating virtually in the Meeting so that their votes can be duly considered.

Attending the AEGM through Remote Voting Instrument:

Pursuant to CVM Resolution 81, Shareholders who are interested in exercising their voting rights through Remote Voting Instrument must: (a) complete the Remote Voting Instruments, in accordance with the filling guidelines contained therein; and (b) send them (i) to the Company, exclusively by the Digital Platform; or (ii) the Bookkeeping Agent; or (iii) to its respective custody agent (if it provides this type of service); or (iv) to the central depository in which the Company's shares are deposited, until April 21, 2025 (4 (four) days before of the AEGM), in consonance with the instructions contained in the Proposal of Administration and Attendance Manual.

Remoting Voting Instruments received after April 21, 2025, will not be considered.

All documents related to the matters that will be deliberated at the AEGM now called, including the Management Proposal and Attendance Manual and the respective Remote Voting Instruments remain available to Shareholders, at the Company's headquarters, on the Company's Investor Relations website (www.ri.assai.com.br), the Brazilian Securities Commission (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

The Company clarifies that, under the terms of Article 28, paragraphs 2 and 3 of CVM Resolution 81, if the Shareholder or his attorney participates in the AEGM through the Digital Platform, he/she/it may: (i) simply participate in the AEGM, whether or not he/she/it has sent the Remote Voting Instrument; or (ii) participate and vote in the AEGM, noting that, as for the Shareholder who has already sent the Remote Voting Instrument and who, if he wishes, votes in the AEGM, all voting instructions received through the Remote Voting Instrument will be disregarded.

Pursuant to Article 5, Section I, of CVM Resolution 81, the minimum percentage of participation in the voting capital to request the adoption of the multiple voting process in the election of the members of the Company's Board of Directors is 5%, as provided for in CVM Resolution No. 70, of March 22, 2022, as amended (“CVM Resolution 70”), and this option must be exercised by the Shareholders up to 48 hours before the AEGM, pursuant to paragraph 1 of Article 141 of the Brazilian Corporation Law.

In compliance with Article 5, Section I-A, of CVM Resolution 81, the minimum percentage of participation in the voting capital required to request the installation of the Fiscal Council is 2%, as provided for in CVM Resolution 70.

Detailed information on the Shareholder's participation directly, through their legal representative or attorney, as well as the rules and procedures for participation and/or remote voting at the AEGM, including guidelines for sending Remote Voting Instruments, guidelines on access to the Digital Platform and rules of conduct to be adopted at the AEGM, is described in the Management Proposal and Attendance Manual.

Rio de Janeiro, March 25, 2025.

Oscar de Paula Bernardes Neto

Chairman of the Board of Directores

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2025

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.